UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-33491
NOTIFICATION OF LATE FILING	CUSIP NUMBER 39304E100

(Check One): ☐ Form 10-K   ☐  Form 20-F   ☐  Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: June 30, 2015

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Green Energy Management Services Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

575 Lexington Ave, 4th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10022

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Green Energy Management Services Holdings, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015 (the “Q2 Report”) by the prescribed date of August 15, 2015, without unreasonable effort or expense because the Company needs additional time to complete certain disclosures and analyses to be included in the Q2 Report, including but not limited to the financial statements that form a part thereof, and to complete and file with the Securities and Exchange Commission the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (the “Q1 Report”) prior to the filing of the Q2 Report.  The Company intends to file the 2014 Form 10-K, Q1 Report and Q2 Report as soon as possible.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Barry P. Korn	212	319-8400
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐  No ☒

The Company’s 2014 Form 10-K and Q1 Report. The Company needs additional time to complete certain disclosures and analyses to be included in the 2014 Form 10-K and the Q1 Report, including but not limited to the financial statements that form a part thereof.  The Company intends to file the 2014 Form 10-K and the Q1 Report as soon as possible.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

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Green Energy Management Services Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2015	By:	/s/ Barry P. Korn
	Name:	Barry P. Korn
	Title:	Interim Chief Executive Officer, Acting Chief Financial Officer and Interim Chairman of the Board

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